EXHIBIT 6.9

                           EXCLUSIVE LICENSE AGREEMENT

                                  by and among

                        Pharlo Citrus Technologies, Inc.

                                       and

                              Tasker Capital Corp.

                                       and

                                Barry W. Cummins

                                   dated as of

                                November 26, 2002

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                                TABLE OF CONTENTS

Section 1             DEFINITIONS

Section 1.01          Agreement
Section 1.02          Confidential Information
Section 1.03          Intellectual Property
Section 1.04          Licensed Patent
Section 1.05          Licensed Product
Section 1.06          Licensed Technology
Section 1.07          Licensed Territory
Section 1.08          Net Sale
Section 1.09          Sublicensee

Section 2             LICENSE

Section 2.01          Grant of License
Section 2.02          Exclusivity
Section 2.03          Licensor's Retained Rights/Publications
Section 2.04          Sublicensing
Section 2.05          Manufacturing

Section 3             CONSIDERATION, RECORD-KEEPING AND PAYMENTS

Section 3.01          Royalties
Section 3.02          Payment
Section 3.03          Records/Audit Rights

Section 4             PROTECTION OF INTELLECTUAL PROPERTY RIGHTS

Section 4.01          Ownership of Licensor Intellectual Property Rights
Section 4.02          Enforcement of Licensor Intellectual Property Rights
Section 4.03          Patent Maintenance
Section 4.04          Confidential Information

Section 5             OPERATIONS UNDER THE LICENSE

Section 5.01          Efforts
Section 5.02          Marketing and Publicity
Section 5.03          Compliance with Law
Section 5.04          Marking

Section 6             INDEMNIFICATION
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Section 6.01          Indemnification
Section 6.02          Indemnification Procedures

Section 7             REPRESENTATIONS AND WARRANTIES; DISCLAIMERS

Section 8             TERM AND TERMINATION

Section 8.01          Term
Section 8.02          Termination

Section 9             DISPUTE RESOLUTION

Section 9.01          Arbitration

Section 11            GENERAL

Section 11.01         Entire Agreement
Section 11.02         Force Majeure
Section 11.03         Assignment
Section 11.04         Notices
Section 11.05         Severability
Section 11.06         Waiver
Section 11.07         Governing Law
Section 11.08         Survival
Section 11.09         Counterparts
Section 11.10         Headings
Section 11.11         Number, Gender

Schedules and Exhibits

Schedule 1.04         LICENSED PATENTS
Schedule 4.01         LICENSOR INTELLECTUAL PROPERTY
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                           EXCLUSIVE LICENSE AGREEMENT

THIS LICENSE AGREEMENT is made as of November 26, 2002 (the "Effective Date") by and among Tasker Capital Corp., a Nevada corporation, with principal offices at 40 Grove St., Suite 140, Wellesley, MA 02482 7702 ("Licensee"); Pharlo Citrus Technologies, Inc., a Florida corporation with principal offices at 433 Moore Park Lane, Merritt Island, Florida 32952 ("Licensor"); and, solely with respect to Section 10, Barry W. Cummins, an individual residing at 1203 Egrat Avenue, Ft. Pierce, FL 34982 ("Inventor").

WHEREAS, Licensor is the exclusive licensee of the patented Licensed Technology, as defined below, and has the right to sublicense the same;

WHEREAS, Licensee wishes to obtain an exclusive license of the Licensed Technology within the Licensed Territory, as defined below to develop, market and distribute consumer deodorant breath products, animal breath products, and soft drink products based upon the Licensed Technology;

WHEREAS, Licensor wishes to grant such a license to Licensee on the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Licensor and Licensee hereby agree as follows:

Section 1 DEFINITIONS. The following terms will have the meanings indicated in this Agreement:

Section 1.01 "Agreement" will mean this Agreement, including all schedules and attachments hereto.

Section 1.02 "Confidential Information" will mean data or information relating to the other party's business, marketing, research or development activities, including, without limitation, information relating to internal operations, financial results, budgets, forecasts and projections, vendor information, customer or client information, trade secrets, technical data, software, patents, trademarks or copyrights, that is communicated to or otherwise acquired by it in connection with the performance of its obligations under the Agreement. Confidential information will not include (i) general industry knowledge or know-how or (ii) any information that (x) is or becomes known to the general public under circumstances involving no breach of the Agreement, (y) is generally disclosed to third parties by the disclosing party without restriction on such third parties such as in preliminary
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discussions with potential investors and potential manufacturing and/or distribution sub contractors or (z) is approved for release by written authorization of the disclosing party.

Section 1.03 "Intellectual Property" will mean all (i) patent rights, trade mark rights, service mark rights and copyrights (including in each case, without limitation, registrations and applications), trade names, algorithms, trade dress and other proprietary rights, and all renewals, divisions, continuations, continuations-in-part, reissues, additions and extensions thereof, regardless of whether any of such rights arise under the laws of the United States or any other state, country or jurisdiction; (ii) rights or interests protected by non-statutory or common law evidenced by or embodied in any idea, design, concept, process, technology, invention, discovery, enhancement, improvement or information and data which is not generally known, (including formulae, procedures, protocols, techniques and results of experimentation and testing) that is necessary or useful, regardless of patentability, including but not limited to, trade secrets and know-how; and (iii) all other rights generally associated with, derived from or appurtenant to any of the foregoing including, without limitation, all improvements and enhancements developed during the term of the Agreement.

Section 1.04 "Licensed Patents" will mean any of those patents and patent applications described on Schedule 1.04, and any divisional, continuation, continuation-in-part, reissue, renewal or extension thereof or substitute therefor, or any patent issuing therefrom.

Section 1.05 "Licensed Product" will mean any and all consumer deodorant breath products, animal deodorant breath products and soft drink products the use, sale, offer for sale, or import of which, but for the license granted in this Agreement, would infringe a claim of a Licensed Patent.

Section 1.06 "Licensed Technology" will mean the Licensed Patents and all other Intellectual Property owned or licensed by Licensor that is necessary or useful in the development, marketing and distribution of the Licensed Products, including without limitation the Intellectual Property listed on Schedule 1.06, which indicates for each item whether it is owned or licensed by Licensor.

Section 1.07 "Licensed Territory" will mean worldwide, excluding Asia.

Section 1.08 "Net Sale" will mean gross revenue from the sale and sublicense of Licensed Products by Licensee and sublicensees actually received by Licensee and sublicensees, less the following permitted deductions to the extent that such items are reflected in the price charged and do not exceed reasonable and customary amounts in the country in which the transaction occurs: (i) trade and quantity discounts or rebates actually taken or allowed; (ii) credits or allowances given or made for rejections or return of any previously sold Licensed Product actually taken or allowed; (iii) any tax or government charge (including
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any tax such as a sales or value added or similar tax or government charge, but not including any tax levied with respect to income) levied on the sale, transportation or delivery of Licensed Products and borne by the seller thereof; and (iv) any charges for freight or insurance billed to the final customer.

Section 1.09 "Sublicensee" will mean any person to whom Licensee grants a sublicense of some or all of the rights granted to Licensee under this Agreement.

Section 2. LICENSE.

Section 2.01 Grant of License. Licensor hereby grants to Licensee an exclusive, royalty-bearing license, including the exclusive right to grant sublicenses, of and under the Licensed Technology, to use, offer to sell, sell, import, develop, market and distribute Licensed Products in the Licensed Territory.

Section 2.02 Exclusivity. In recognition of the commitment of time, effort and money which Licensee will make to the Licensor in developing, marketing and distributing the Licensed Products, Licensor will not, and will cause its directors, officers, employees, advisers and agents not to, (a) use, offer to sell, sell, import, develop, market or distribute the Licensed Products in the Licensed Territory or (b) grant a license or covenant not to sue to any third party to use, offer to sell, sell, import, develop, market or distribute the Licensed Products in the Licensed Territory.

Section 2.03 Licensor's Retained Rights/Publication. Licensor retains the right to present at symposia, national, regional or professional meetings (a "Presentation") and to publish in scientific journals or otherwise (a "Publication") scientific findings from research related to the Licensed Technology, provided, however, that no such Presentation or Publication will be made except in compliance with the provisions of this paragraph. Prior to any such Presentation or Publication, Licensor will provide to Licensee advanced copies of all abstracts, articles and other materials, in the best form then available, proposed to be submitted for publication or displayed or distributed at such Presentation, at least ten (10) days prior to any Presentation and sixty
(60) days prior to any Publication. Upon receipt of such information, Licensee will have three (3) weeks in the case of any proposed Publication, and one (1) week in the case of any Presentation, to review such information and provide Licensor with comments on such disclosure based upon the protection of any patentable information or Licensed Technology in the information proposed to be published or disclosed. If such research relates in any way to the use or application of the Licensed Technology in breath deodorant or soft drink products, no such Presentation or Publication will be made until Licensee has provided its prior written consent, which, if not be provided within the 3-week or 1-week period described above, as applicable, will be deemed given. If the research does not in any way relate to the use or application of the Licensed Technology in consumer deodorant breath
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products, animal breath products, alcohol abatement products and soft drink products, Licensor will be exempted from the above requirement.

Section 2.04 Sublicensing. Licensee will have the exclusive right to grant sublicenses consistent with the terms and conditions of this Agreement provided that as between Licensor and Licensee, Licensee will be responsible for the enforcement of such terms and conditions. Except as Licensor may in its discretion otherwise agree in writing, any sublicense granted by Licensee under this Agreement will provide for termination upon termination of this Agreement. Licensee will provide to Licensor notice of all intended sublicense agreements. Licensee will provide the Licensor notice of all intended sublicense agreements and provide copies of all such sublicense agreements in advance of final signature, for consent of Licensor, such consent not to be unreasonably withheld and to be acted on in an expeditious manner.

Section 2.05 Manufacturing. In the event of a material breach by Indian River Labs, Inc. ("Indian River") under that certain General Contract for Products, dated as of the date hereof, by and between the Licensee and Indian River, the licenses granted to the Licensee hereunder shall automatically be deemed to include the exclusive right and license to make and have made the Licensed Products in the Licensed Territory and the exclusive right to sublicense same as provided herein.

Section 3. ROYALTIES, RECORD-KEEPING AND PAYMENTS.

Section 3.01 Royalties. Licensee will pay to Licensor royalties based upon Net Sales determined as follows:

A. PRE-PAID ROYALTY

(1). On Consumer Deodorant Breath Products,
A pre-paid royalty of six hundred thousand dollars (the "Pre-Paid Royalty"), payable at the rate of one and one-half percent (1.5%) of Net Sales.

(2). On Animal Breath Products,
A pre-paid royalty of four hundred thousand dollars (the "Pre-Paid Royalty"), payable at the rate of one and one-half percent (1.5%) of Net Sales.

Immediately upon each closing of a transaction in which Licensee has received a commitment for the purchase of equity securities, or a loan to be converted to equity at a prearranged time and rate, or a loan for the purpose of launching the product(s) being discussed, in an aggregate amount of five hundred thousand dollars ($500,000) (the "Equity Financing"), Licensee will pay to Licensor an amount equal to the lesser of (a) the amount of the Pre-Paid Royalty which has not yet been paid and (b) ten percent (10%) of the proceeds received at each closing until Licensor has received an aggregate amount of $50,000 (equal to
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10% of an aggregate amount of five hundred thousand dollars ($500,000) (the
"Equity Financing").

If Licensor causes the termination of the Agreement through a material breach by Licensor before Licensee has recognized twenty million dollars ($20,000,000) in Net Sales, Licensor will pay to Licensee an amount equal to the excess, if any, of the Pre-Paid Royalty actually paid by Licensee over three percent (3%) of Net Sales recognized through termination.

B A continuing royalty of one and one-half percent (1.5%) of Net Sales (the "Continuing Royalty"). This continuing royalty shall be paid under this license and all sublicenses hereunder is in addition to the Prepaid Royalty amount of 1.5% discussed in paragraph A of this section.

Section 3.02 Payment. Within thirty (30) days of the end of each calendar month, Licensee will provide a written report to Licensor setting forth its calculation of the Net Sales for such month, the Pre-Paid Royalty, if any, and Continuing Royalty Licensee owes for such month and all other information reasonably necessary for Licensor to calculate the Pre-Paid Royalty, if any, and Continuing Royalty for such month. Licensor will invoice Licensee promptly upon receipt of the written report, and payment for such invoices will be due within thirty (30) days of the date of such invoices.

If there is any balance of Pre-Paid Royalty remaining by July 1, 2003, interest on that balance shall be payable at the rate of 7 % per annum, until the balance is paid off.

Section 3.03 Records/Audit Rights. During the term of this Agreement and for three (3) years thereafter (the "Audit Period"), Licensee will keep complete and accurate records of Licensee's and any sublicensee's sales of Licensed Products and such other matters as may affect the determination of any amount payable to Licensor hereunder in sufficient detail to enable Licensor to determine any amounts payable to Licensor under this Agreement. During the Audit Period, Licensor may engage a recognized accounting or audit firm reasonably acceptable to Licensee to act on its behalf, to audit and inspect the files, books and records of account of Licensee relating solely to the fees owed Licensor under the Agreement, upon ten (10) days' prior written notice, during regular business hours and in such a manner to avoid unreasonable interference with normal business operations. Such audit shall be solely at Licensor's expense unless it shows a shortage in the amount paid to Licensee of more than five percent (5%) for the period audited. Audits shall not be conducted with unreasonable frequency and in no event shall be conducted more than once per twelve month period unless the immediately preceding audit showed a shortage in the amount paid to Licensee. Should any audit result in the discovery of any shortages, Licensee shall promptly pay any such shortages, together with interest calculated at the current prime rate back to the date of the incorrect
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payment. Should it be discovered that the Licensor was overpaid, then a correcting adjustment shall be made at the next scheduled Licensee payment.

Section 4 INTELLECTUAL PROPERTY RIGHTS.

Section 4.01 Ownership of Licensed Products. Subject to Licensor's rights in and to the Licensed Technology, Licensee shall own all right, title and interest in and to the Licensed Products.

Section 4.02 Enforcement of Licensor Intellectual Property Rights.

(a) In the case of any infringement of any Licensed Patent or any violation of any other Intellectual Property right contained in the Licensed Technology by any third party (an "Infringer") during the term of this Agreement, Licensor will, at Licensor's expense, cause such third party to cease such infringement and to otherwise enforce such Licensed Patent or such other Intellectual Property right. Licensee will assist Licensor as reasonably requested, at Licensor's expense, in taking any such action against any such Infringer. Any amount recovered as a result of any action taken by Licensor hereunder will be first applied to reimbursing Licensor for its out-of-pocket expenses incurred in connection therewith, and the remainder, if any, will be divided appropriately between Licensee and Licensor with reference to the relative monetary injury suffered by each of them by reason of the infringement for which said amounts are recovered. If, following reasonable notice from the Licensee, Licensor will fail to take any action against any Infringer which Licensor may reasonably deem necessary or desirable to prevent such infringement or violation, or to recover damages therefor, in addition to any other remedy available to it, Licensor may, upon notice to Licensee, take any steps Licensor may deem appropriate against such Infringer at Licensor's own expense. Licensee will assist Licensor, at Licensor's expense, as reasonably requested in taking any such action against any such Infringer. Any amount recovered as a result of any such action taken by Licensor will be retained by Licensor. It is understood, that given financial circumstances that may exist at the time, it may be in the best interest of all to have Licensee and Licensor work together to correct such infringement. In such case, any amount recovered as a result of any such action will be first used to reimburse any expenses incurred. This paragraph will survive the termination or expiration of this Agreement.

(b) Notwithstanding part (b) of this Section 4.02, Licensee may (i) bring claim and/or suit in its own name, or if required by law, jointly with Licensor, for infringement of the Licensed Technology in connection with products of the same or substantially similar nature as the Licensed Products within the Licensed Territory, (ii) in any such suit, enjoin infringement and collect for its own use, damages, profits and awards of whatever nature recoverable for such infringement and (iii) settle any such claim and/or suit by granting the infringing party a sublicense. In any such claim and/or suit Licensor will reimburse
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Licensee for one-half of the attorneys' fees and out-of-pocket costs incurred by
Licensee, provided however Licensor's obligation for such reimbursement shall not exceed one-half the total royalties received by Licensor from Licensee as of the date on which the suit was filed.

Section 4.03 Patent Maintenance. Licensor will take all necessary steps to maintain and protect the Licensed Patents and the Licensed Technology, including all Intellectual Property rights therein.

Section 4.04 Confidential Information. During the term of the Agreement and for a period of five (5) years thereafter: (i) Licensee will not, and will cause its directors, officers, employees, advisers and agents not to, disclose to others, or use for its benefit or the benefit of any other party (except to carry out its obligations under the Agreement), any Licensor Confidential Information and
(ii) each Stockholder and Licensor will not, and will cause Licensor's directors, officers, employees, advisers and agents not to, disclose to others, or use for its benefit or the benefit of any other party (except to carry out its obligations under the Agreement), any Licensee Confidential Information.

Section 5 OPERATIONS UNDER THE LICENSE.

Section 5.01 Efforts. Throughout the term of this Agreement, Licensee will use its commercially reasonable best efforts to develop, market and distribute the Products. Except as expressly set forth in the Agreement, Licensee will be solely responsible for developing, marketing and distributing the Licensed Products. Subject to reasonable notification, Licensor will provide Licensee with such assistance as Licensee may reasonably request. If such assistance requires travel on the part of Licensor employees, Licensee will reimburse Licensor for reasonable out-of-pocket expenses for which Licensor has received Licensee's prior written approval.

Section 5.02 Marketing and Publicity. Licensee will be solely responsible for developing sales brochures, presentations and any other marketing materials related to the Licensed Products. Licensor will provide Licensee with such information on the Licensed Products and the Licensed Technologies as is necessary to develop and market the Licensed Products. Neither party will make any warranty or representation concerning the other party or its products except as authorized in this Agreement or otherwise in writing by such other party. Each party will submit all press releases, advertising, printed material and any other marketing information, printed or otherwise distributed, that refer to the other party or its products, for approval by such other party in advance of any distribution, which approval such other party will not unreasonably withhold.

Section 5.03 Compliance with Law. Licensee will comply with, and will use commercially reasonable efforts to insure that each sublicensee complies with, all government statutes and regulations that govern the sale of the Licensed Products.

Section 5.04 Marking. Licensee may cause all Licensed Products sold in the United States to be marked with all applicable U.S. Patent Numbers, to the full extent required by United States law. Licensee may similarly cause all Licensed Products shipped to or sold in any other country to be marked in such a manner as to conform with the patent laws and practice of such country. Any decision to mark the Licensed Products with all applicable U.S. Patent Numbers shall depend on the requirement or desire to reveal any information that may be considered a trade secret.

Section 6 INDEMNIFICATION.

Section 6.01 Indemnification.

(a) Licensor will indemnify, defend and hold Licensee and its stockholders, directors, officers, employees, advisers and agents harmless from and against all damages, costs, liabilities and expenses of any kind (including reasonable attorneys' fees) (collectively, "Damages"), incurred for any third party claim(s) arising out of or in connection with any claim that the Licensed Patent or the Licensed Technology infringes upon or misappropriates the Intellectual Property rights of any third party except to the extent that such Damages arise out of the material breach by Licensee of any covenant in the Agreement or any negligent or unlawful act or infringement by Licensee.

(b) Licensee will indemnify, defend and hold Licensee and its stockholders, directors, officers, employees, advisers and agents harmless from and against all Damages incurred for any third party claim(s) arising out of or in connection with any claim that the Licensed Patent or the Licensed Products infringe upon or misappropriates the Intellectual Property rights of any third party, except to the extent that such Damages arise out of the matters set forth in part (a) of this Section 6.01, out of any false representation or warranty made by Licensor or the material breach by Licensor of any covenant in the Agreement or any negligent or unlawful act or infringement by Licensor.

(c) Each party will indemnify, defend and hold the other party and its stockholders, directors, officers, employees, advisers and agents harmless from and against all Damages incurred for any third party claim(s) arising out of or in connection with (i) any material misrepresentation or breach of any material representation, warranty or obligation by the Indemnifying Party (as defined below) under the Agreement, or (ii) any negligent or unlawful act by the Indemnifying Party in the performance of the Agreement

Section 6.02 Indemnification Procedure.
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A party seeking indemnification (the "Indemnified Party") will promptly notify the other party (the "Indemnifying Party") in writing of any claim for indemnification, provided, that failure to give such notice will not relieve the Indemnifying Party of any liability hereunder (except to the extent the Indemnifying Party has suffered actual material prejudice by such failure).

The Indemnifying Party shall be solely responsible for and in control of the defense of any such claim, provided that the Indemnified Party may elect participate in such defense at its own expense. In the event that the Indemnified Party agrees at the Indemnifying Party's request to offer assistance, the Indemnifying Party will reimburse the Indemnified Party for any reasonable legal expenses directly incurred from providing such assistance, as such expenses are incurred.

The Indemnifying Party will only have the right to consent to the entry of judgment with respect to, or otherwise settle, an indemnified claim with the prior written consent of the Indemnified Party, which consent will not be unreasonably withheld; provided, however, that the Indemnified Party may withhold its consent if any such judgment or settlement imposes an unreimbursed monetary or continuing non-monetary obligation on such Indemnified Party or does not include an unconditional release of that Indemnified Party and its affiliates from all liability in respect to claims that are the subject matter of the indemnified claim.

Section 7 Representations and Warranties.

Section 7.01 Licensor's Representations and Warranties. As a material inducement to Licensee to enter into this Agreement, Licensor represents and warrants to Licensee as follows: Licensor is the exclusive Licensee of the patented Technology. The Licensed Technology is all of the Intellectual Property used by Licensor in the conduct of its business. The Licensed Technology does not infringe upon or misappropriate the Intellectual Property of any third party. The Licensed Technology is free and clear of all claims, mortgages, pledges, security interest, charges, liens, restrictions and encumbrances of any kind. Licensor owns or has the legally enforceable right (except as (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally or (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses or the discretion of the court before which proceedings therefor may be brought) to use all Intellectual Property utilized in connection with its business as presently conducted. There are no claims pending or, to the knowledge of Licensor, threatened, alleging that Licensor is or has been in violation of any contract governing Licensor's use of the Licensed Technology or is or has otherwise been infringing on the rights of any third party with respect to the Licensed Technology, or otherwise challenging the ownership rights or the rights of Licensor to use the
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Licensed Technology; and Licensor has no knowledge of any valid grounds for any such bona fide claims. To the knowledge of Licensor, there is no unauthorized use, infringement or misappropriation of any of the Licensed Technology by any third party, including any employee or former stockholder or employee of Licensor. Licensor has not received any written notice to the effect that the use of the Licensed Technology by Licensor conflicts with any Intellectual Property rights of any person. Licensor has not granted a license or covenant not to sue has been granted to any third party to any third party to make, have made, use, offer to sell, sell, import, develop, market or distribute the Licensed Products or any similar products based upon the Licensed Technology in the Licensed Territory.

Section 7.02 Both Parties' Representations and Warranties.

A Each party hereby represents and warrants to the other party that:

(I) It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all the necessary power and authority to (a) conduct its business in the manner in which its business is currently being conducted, (b) own and use its assets in the manner in which its assets are currently owned and used, and (c) perform its obligations under this Agreement; and

(II) This Agreement has been duly authorized, executed and delivered by it and its execution and delivery of this Agreement, and the performance of its obligations and duties hereunder, will not (a) conflict with or result in any breach of any provision of its charter or by-laws, (b) require any filing with, or permit, authorization, consent or approval of, any governmental entity, (c) result in a violation or breach of, or constitute a default (or give rise to any right of termination, cancellation or acceleration) under, any terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which it is a party or by which any of its properties or assets may be bound or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to it, excluding from the foregoing clauses (b), (c) and (d) such filings, violations, breaches or defaults which would not, individually or in the aggregate, have a material adverse effect on it and its ability to perform under this Agreement; and

Section 7.03. Limitations.

A. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER PARTY MAKES ANY WARRANTY, REPRESENTATION OR CONDITION TO THE OTHER PARTY IN RELATION TO THE SUBJECT MATTER HEREOF, AND EACH PARTY SPECIFICALLY DISCLAIMS ANY OTHER WARRANTIES, REPRESENTATIONS OR CONDITIONS OF ANY KIND, WHETHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE,
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INCLUDING WITHOUT LIMITATION THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS
FOR A PARTICULAR PURPOSE OR NON-INFRINGEMENT OF THIRD PARTY RIGHTS. ANY IMPLIED WARRANTY THAT MAY NOT BE DISCLAIMED IS HEREBY LIMITED TO THE EXTENT PERMITTED BY APPLICABLE LAW.

C. EXCEPT WITH RESPECT TO THE PARTIES' RESPECTIVE INDEMNIFICATION OBLIGATIONS AS SET FORTH IN SECTION 6, IN NO EVENT WHETHER BASED UPON CONTRACT, INDEMNITY, WARRANTY, TORT (INCLUDING NEGLIGENCE) STRICT LIABILITY OR OTHERWISE WILL EITHER PARTY BE LIABLE FOR INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL, PUNITIVE OR EXEMPLARY DAMAGES (EVEN IF SUCH PARTY HAS BEEN ADVISED OF OR COULD HAVE REASONABLY FORSEEN THE POSSIBILITY OF SUCH DAMAGES), SUCH AS, BUT NOT LIMITED TO, LOSS OF REVENUE, PROFITS OR BUSINESS, COSTS OF DELAY, COSTS OF LOST OR DAMAGED DATA OR DOCUMENTATION. The invalidity, in whole or part, of any of the foregoing sentence will not affect the remainder of such sentence. The limitations and disclaimers of the parties' obligations and liabilities are intended to apply to the fullest extent permitted by law, and the invalidity of application thereof to any given circumstance shall not affect such application to any other circumstance. Such limitations and disclaimers are intended to prevail over any provision in this Agreement to the contrary.

Section 8 TERM AND TERMINATION.

Section 8.01 Term. The Agreement will become effective upon execution and will continue in effect until the later of (a) the expiration of all the Licensed Patents and (b) the date on which the Licensed Technology loses its status as Licensor's trade secrets, unless earlier terminated as set forth below.

Section 8.02 Termination. The Agreement will be terminable as follows:

(a) by the mutual written agreement of the parties;

(b) by Licensee upon the merger, acquisition or transfer of voting control of Licensor or the transfer of the Licensed Technologies;

(c) immediately by either party should the other party (i) admit in writing its inability to pay its debts generally as they become due; (ii) make a general assignment for the benefit of creditors; (iii) institute or consent to bankruptcy proceedings against it; (iv) be adjudicated as being bankrupt or insolvent; (v) seek or consent to reorganization under any bankruptcy act; or
(vi) have a decree entered against it by a court of competent jurisdiction appointing a receiver, liquidator, trustee, or assignee in bankruptcy or in insolvency covering
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all or substantially all of such party's property or providing for the liquidation of such party's property or business affairs; and

(d) should either party commit a material breach of its obligations hereunder, the other party may terminate the Agreement ninety (90) days after receipt by the defaulting party of written notice describing the basis for such termination, unless prior to expiration of such period the defaulting party cures such default.

In the event that Licensor seeks or is involuntarily placed under the protection of the bankruptcy laws, Title XI, U.S. Code, and the trustee in bankruptcy rejects this Agreement, Licensee hereby elects, pursuant to Section 365(n), to retain all rights granted to it under this Agreement to the extent permitted by law.

Section 8.03 Effect of Termination. Upon termination of this Agreement, neither party will have any further obligations to the other except that (i) the provisions of Sections 4, 6. 7, 8.03, 9, 10 and 11 will survive pursuant to
Section 10.08 and (ii) Licensee will remain obligated to pay all royalties that have accrued prior to the date of termination.

Section 9 DISPUTE RESOLUTION.

Section 9.01 Arbitration. Any controversy, claim or other dispute arising out of this Agreement or relating to the subject matter hereof will be decided by arbitration held in Boston, Massachusetts in accordance with the patent rules and the commercial arbitration rules and under the auspices of the American Arbitration Association in Boston, Massachusetts, unless the parties agree otherwise. This agreement to arbitrate will be specifically enforceable under the prevailing arbitration law. The award rendered by the arbitrator will be final and binding on all parties, and judgment may be entered thereon in any court having jurisdiction thereof.

Section 10 ASSIGNMENT TO INVENTOR.

Section 10.01 Assignment to Inventor. Upon any termination of this Agreement by Licensee for cause or upon the expiration or termination of Licensor's rights in and to the Licensed Patent and/or the Licensed Technology, Licensee may elect by written notice to Licensor and Inventor to have this Agreement assigned from Licensor to Inventor, and Licensor and Inventor each hereby consent to such assignment. In the event of such assignment all references herein to "Licensor" shall be deemed to refer to "Inventor," provided that Licensor shall remain jointly and severally liable for all of its obligations hereunder.

Section 11 GENERAL.

Section 11.01 Entire Agreement. This Agreement and any Exhibits and Schedules hereto contain the complete agreement between the parties. All previous or collateral agreements, representations, warranties, promises and conditions relating to the subject matter of this Agreement are superseded by this Agreement. Any understanding, promise, representation, warranty or condition not expressly incorporated in this Agreement shall not be binding on either party. This Agreement may be amended, or compliance with any term of this Agreement waived, only by a writing signed by both parties. In furtherance of and not in limitation of the foregoing, the Term Sheet dated January 3, 2001, the Letter of Intent dated January 22, 2001, the Letter of Intent dated April 30, 2001 and the Mutual Non-Disclosure Agreement dated as of April _, 2001 between the parties are hereby terminated and of no further force and effect, provided, however, that any remedy available to either party for a breach by the other party of the Mutual Non-Disclosure Agreement prior to the date hereof will survive such termination.

Section 11.02 Force Majeure. Either party to this Agreement will be excused from any delay or failure in performance hereunder, other than the payment of moneys, caused by reason of occurrence or contingency beyond its reasonable control, including without limitation acts of God, earthquake, labor disputes and strikes, riots, war or government requirements; provided that, in order to be excused from delay or failure to perform, such party must act diligently and reasonably to remedy the cause of such delay or failure.

Section 11.03 Assignment. This Agreement shall be binding upon, and inure to the benefit of, the parties and their respective legal representatives, successors and permitted assigns. Except for Licensee's rights to sublicense the Licensed Technology, as set forth in Section 2.04, neither party will assign any right or interest, or delegate any obligation, under this Agreement without the prior written consent of the other party; provided however that either party may assign all of its rights hereunder to the purchaser or surviving entity (the "Purchaser") in any stock, assets, merger or other transaction in which all or substantially all of the business of such party is transferred, regardless of the form such transaction may take; provided that the Purchaser assumes all of the obligations of the Seller hereunder and the Seller hereunder remains jointly and severally liable for such obligations.

Section 11.04 Notices. All notices, consents and approvals given under this Agreement shall be in writing and shall be delivered in person, by first class or express mail, telegram or other telegraphic means or facsimile to the address indicated on the first page of this Agreement, Attention: David Dickinson (in the case of Licensor), or Attention: Arthur Bergeron ( in the case of Licensee).

Section 11.05 Severability. In the event any provision hereof will be deemed invalid or unenforceable by any court or governmental agency of competent jurisdiction, such provision will be deemed severed from this

Agreement and all remaining provisions will be afforded full force and effect as if such severed provision had never been a provision hereof and the parties will substitute for any such invalid or unenforceable provision, a valid and enforceable provision of similar economic intent and effect.

Section 11.06 Waiver. Waiver by a party of any default by the other shall not be deemed a waiver of any other default irrespective of whether such default is similar or a right at any time thereafter to require exact and strict compliance with the terms of this Agreement.

Section 11.07 Governing Law. The Agreement will be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts and the exclusive venue and jurisdiction for any litigation arising out of the Agreement will be in the Commonwealth of Massachusetts.

Section 11.08 Counterparts. This Agreement may be executed in counterparts, including counterpart transmitted by facsimile, each of which shall be deemed an original, and all such counterparts shall constitute one and the same agreement.

Section 11.09 Headings. The headings of this Agreement are intended solely for the convenience of reference and will be given no effect in the construction of this Agreement.

Section 11.10 Number, Gender. The masculine, feminine, singular and plural of any word or words will be deemed to include and refer to the gender and number appropriate in the context.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the date first set forth above.

LICENSOR: PHARLO CITRUS TECHNOLOGIES, INC.


By: ______________________________________
    David Dickinson
    Vice President


LICENSEE: TASKER CAPITAL CORP.


By: ______________________________________
    Arthur Bergeron
    President

INVENTOR: BARRY W. CUMMINS (Solely with respect to Section 10)


By: ______________________________________

                                  Schedule 1.04

                                LICENSED PATENTS

United States Patent 5,989,595, Acidic composition of matter for use to destroy microorganisms, issued November 23, 1999 to Barry W. Cummins, licensed to Licensor on January 1st, 2000.

                                  Schedule 1.06

                         LICENSOR INTELLECTUAL PROPERTY